UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


02043314


SEC MAIL PROCESSING
RECEIVED
JUL 18 2002
WASH. D.C. 154 SECTION

PE
7-1-02

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the Securities Exchange Act of 1934

For the month of July, 2002

Cameco Corporation
(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _______ Form 40-F ✔

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ✔

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2002

Cameco Corporation
By:



Gary M.S. Chad
Senior Vice-President, Law,
Regulatory Affairs and
Corporate Secretary

FORM 25 (Saskatchewan)
FORM 26 (Newfoundland)
FORM 27 (British Columbia, Alberta, Ontario & Nova Scotia)

Material Change Report Pursuant To

Clause 84(1)(b) of the Securities Act, 1988, S.S. 1988 c. S-42.2
Subsection 67(1) of the Securities Act, S.B.C. 1985 c. 83
Subsection 118(1) of the Securities Act, R.S.A. 1981 c. S-6.1
Subsection 75(2) of the Securities Act, R.S.O. 1980 c. 466
Subsection 73 of the Securities Act, R.S.Q. c.V-1 - 1.1
Subsection 81(2) of the Securities Act, R.S.N.S. 1989 c. 418
Subsection 76(2) of the Securities Act, 1990 S. Nfld. c. 48

ITEM 1 - Reporting Issuer:

Cameco Corporation ("Cameco")

ITEM 2 - Date of Material Change:

July 8, 2002

ITEM 3 - Press Release:

The English version and the French translation version of the press releases relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on July 8, 2002 and July 10, 2002.

ITEM 4 - Summary of Material Change:

On July 8, 2002, a pit wall failure occurred at Cameco's one-third owned Kumtor mine site in Kyrgyzstan, resulting in the temporary suspension of mining operations. Mine production resumed on July 15, 2002 in an area away from the pit wall failure. It is anticipated mine production will be about 60% capacity until damaged and lost drills are replaced and the grade delivered to the mill will be lower than projected. Mill production continues uninterrupted from lower grade stockpile ore which represents about four months of mill feed. Kumtor was projected to produce over 700,000 ounces in 2002 and, as of July 10, 2002, had produced about 300,000 ounces. Following the rock slide, 2002 production is anticipated to be approximately 500,000 ounces.

ITEM 5 - Full Description of Material Change:

On July 8, 2002, at 2:50 p.m. Kyrgyzstan time (2:50 a.m. Monday CST), a pit wall failure occurred at Cameco's one-third owned Kumtor minesite in Kyrgyzstan, Central Asia in the northeast area of the open pit, approximately 200 meters high. A Kyrgyz national employed by Cameco's subsidiary, Kumtor Operating Company (KOC), is missing and presumed dead. He is believed to be buried in the rock slide which resulted from the pit wall failure.

A government mine safety commission has been established to investigate the incident. KOC, which operates the mine, is participating and fully co-operating with the commission.

Given the mass of the rock slide and that a method for safe removal must be devised, the length of time required to clear the rubble is currently unknown but is believed to be several months. The rubble is covering a small section of a high-grade ore zone. Technical experts are being assembled to assess pit wall stability in the rock slide area as well as options for accessing this ore zone. The information gathered in this process will be used to develop future mining plans.

Mine production resumed on July 15, 2002 in an area of the pit away from the pit wall failure. Two blast hole drills were lost in the slide and it is expected that it may take up to two months to repair a third damaged drill. Therefore, mining at about 60% capacity is anticipated until replacement drills are acquired. In addition, the grade delivered to the mill will be lower in the near term than had been previously budgeted.

Mill production continues uninterrupted from about 1.8 million tonnes of stockpiled ore with an estimated grade of 3.0 grams per tonne. This represents about four months of mill feed. By comparison the production plan for the third quarter of 2002 had assumed a mill feed grade of 6.0 grams per tonne.

The Kumtor operation maintains property damage and business interruption insurance.

The Kumtor operation was expected to produce 700,000 ounces in 2002 and had produced about 300,000 ounces to July 10, 2002. Following the rock slide, 2002 production is anticipated to be approximately 500,000 ounces.

Cameco owns one-third of the Kumtor gold mine and the government of Kyrgyzstan owns the remainder.

ITEM 6 - Reliance on Subsection 84(2) (SK), Subsection 67(2) (BC), Subsection 118(4) (AB), Subsection 75(3) (ON), Section 74 (PQ), Subsection 81(3) (NS), and Subsection 76(3) (NF):

None Applicable

ITEM 7 - Omitted Information:

None Applicable

ITEM 8 - Senior Officer:

Bernard M. Michel
Chair and Chief Executive Officer
Cameco Corporation
(306) 956-6305

ITEM 9 - Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Saskatoon, Saskatchewan the 17th day of July, 2002.

"Bernard M. Michel"

Bernard M. Michel
Chair and Chief Executive Officer